Exhibit 99.(12)(a)

SIDLEY AUSTIN LLP	BEIJING	HONG KONG	SHANGHAI
787 SEVENTH AVENUE	BOSTON	HOUSTON	SINGAPORE
NEW YORK, NY 10019	BRUSSELS	LONDON	SYDNEY
(212) 839 5300	CHICAGO	LOS ANGELES	TOKYO
(212) 839 5599 FAX	DALLAS	NEW YORK	WASHINGTON, D.C.
	FRANKFURT	PALO ALTO
	GENEVA	SAN FRANCISCO

FOUNDED 1866

March 30, 2016

Sentinel Group Funds, Inc.
One National Life Drive
Montpelier, VT 05604

Re:             Reorganization of Sentinel Sustainable Core Opportunities Fund and Sentinel Sustainable Mid Cap Opportunities Fund

Ladies and Gentlemen:

You have requested our opinion as to certain Federal income tax consequences of (i) the acquisition by Sentinel Sustainable Core Opp01iunities Fund (the “Acquiring Fund”) an open end registered management investment company organized as a series of Sentinel Group Funds, Inc., a Maryland corporation (the “Corporation”), of substantially all of the assets of Sentinel Sustainable Mid Cap Opportunities Fund (the “Target Fund”), an open-end registered management investment company also organized as a series of the Corporation, and the assumption by the Acquiring Fund of certain liabilities of the Target Fund (the “Assumed Liabilities”), and (ii) the simultaneous distribution of newly-issued Class A shares of common stock, par value $0.01 per share and Class I shares of common stock, par value $0.01 per share, of the Acquiring Fund (Class A and Class I  defined as the “Acquiring Fund Shares”) to shareholders of the Target Fund (the steps in (i) and (ii) together, the “Reorganization”).  After the Reorganization, the Target Fund will cease to operate, will have no assets remaining, will have final Federal and state (if any) tax returns filed on its behalf and will have all of its shares cancelled under Maryland law.

This opinion letter is furnished pursuant to Section 12(e) of the Agreement and Plan of Reorganization, dated as of March 30, 2016, by and between the Corporation, on behalf of the Acquiring Fund, and the Corporation, on behalf of the Target Fund (the “Plan”), as a condition of closing.  All terms used herein, unless otherwise defined, are used as defined in the Plan.

In rendering our opinion, we have reviewed and relied upon (a) the Plan, (b) the Combined Prospectus/Information  Statement, dated February 22, 2016, contained in the Registration Statement on Form N-14 (File No. 333-209094) of Sentinel Group Funds, Inc., as

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

amended and supplemented to date (the “N-14 Registration Statement”), and (c) ce1iain representations concerning the Reorganization made by the Acquiring Fund and the Target Fund in letters dated March 30, 2016 (together, the “Representations”).

Based upon current law, including cases and administrative interpretations thereof and on the reviewed materials listed above, and subject to the conditions and limitations set forth herein, it is our opinion that:

1.                                                 The acquisition by the Acquiring Fund of substantially all of the assets of the Target Fund and the assumption by the Acquiring Fund of the Assumed Liabilities, as described in the Plan, will constitute a reorganization within the meaning of section 368(a)(l ) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Acquiring Fund and the Target Fund will each be a “party to a reorganization” within the meaning of section 368(b) of the Code.

2.                                                In accordance with section 361(a) of the Code, the Target Fund will not recognize any gain or loss either on the transfer of substantially all of its assets to the Acquiring Fund in exchange solely for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Assumed Liabilities or on the simultaneous distribution of the Acquiring Fund Shares to shareholders of the Target Fund.

3.                                               Under section 1032 of the Code, the Acquiring Fund will not recognize gain or loss as a result of the acquisition by the Acquiring Fund of substantially all of the assets of the Target Fund in the Reorganization.

4.                                               In accordance with section 354(a)(l ) of the Code, shareholders of the Target Fund will recognize no gain or loss on the exchange of their shares of Target Fund common stock solely for Acquiring Fund Shares.

5.                                              Under section 362(b) of the Code, the basis of the assets of the Target Fund received by the Acquiring Fund will be the same as the basis of such assets to the Target Fund immediately before the Reorganization.

6.                                              Under section 358 of the Code, the aggregate basis of the Acquiring Fund Shares, including fractional shares, received by each shareholder of the Target Fund will be the same as the aggregate basis of the shares of Target Fund common stock exchanged pursuant to the Reorganization.

7.                                             Under section 1223 of the Code, the holding period of the Acquiring Fund Shares, including fractional shares, received in the Reorganization will include the holding period of the shares of Target Fund common stock exchanged pursuant to the Reorganization, provided that such shares of Target Fund common stock were held as a capital asset on the date of the Reorganization.

8.                                                  Under section 1223 of the Code, the holding period of the assets acquired by the Acquiring Fund from the Target Fund will include the period during which such assets were held by the Target Fund.

9.                                                  Pursuant to section 381(a) of the Code and section l.381(a)-1 of the Income Tax Regulations, the Acquiring Fund will succeed to and take into account the items of the Target Fund described in section 381(c) of the Code, subject to the provisions and limitations specified in sections 381, 382, 383 and 384 of the Code and the regulations thereunder.  Under section 381(b) of the Code, the tax year of the Target Fund will end on the date of the Reorganization.

In rendering our opinion, we have considered the applicable provisions of the Code, Treasury Depaiiment regulations promulgated thereunder, pertinent judicial  authorities, interpretative rulings of the IRS and such other authorities as we have considered relevant.  It should be noted that such statutes, regulations, judicial  authorities, administrative interpretations and other authorities are subject to change.  Any such changes may be retroactive and could have an effect on the conclusions stated herein. We undertake no obligation to update this opinion or advise you of any such changes unless we are specifically engaged to do so.

Our opinion represents our best legal judgment with respect to the proper Federal income tax treatment of the Reorganization, based on the facts contained in the Plan, the N-14 Registration Statement and the Representations.   Our opinion assumes the accuracy of the facts as described in the Plan, the N-14 Registration Statement and the Representations and could be affected if any of the facts as so described are inaccurate.  Our opinion does not address any gain or loss that may be recognized or any related adjustment to tax basis as a result of the closing of the taxable year of the Target Fund, or any gain or loss that may be recognized or any related adjustment to tax basis on account of the transfer of particular assets of the Target Fund that are subject to special gain recognition rules under the Code.

We are furnishing this opinion letter to the addressees hereof, solely for the benefit of such addressees, the Board, and the shareholders of the Target Fund in connection with the Reorganization.  This opinion letter is not to be used, circulated, quoted or otherwise referred to for any other purpose.

Very truly yours,